Exhibit 99.1

QIWI Announces Unaudited Fourth Quarter and Full Year 2020 Financial Results

Fourth Quarter Total Net Revenue Decreases 0.2% to RUB 6,242 Million and Adjusted Net Profit

Increases 116% to RUB 2,519 Million or RUB 40.32 per diluted share

Full-Year 2020 Total Net Revenue Increases 12% to RUB 25,978 Million and Adjusted Net Profit

Increases 54% to RUB 10,304 Million or RUB 165.09 per diluted share

QIWI gives 2021 Guidance

Board of Directors Approves Dividend Payout Ratio for 2021

QIWI announces CEO succession

NICOSIA, CYPRUS – March 30, 2021 – QIWI plc (NASDAQ: QIWI) (MOEX: QIWI) (“QIWI” or the “Company”) today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2020.

Fourth Quarter 2020 Operating and Financial Highlights

•	Total Net Revenue decreased 0.2% to RUB 6,242 million ($84.5 million)

•	Payment Services Segment Net Revenue increased 6% to RUB 5,811 million ($78.7 million)

•	Adjusted EBITDA increased 125% to RUB 3,614 million ($48.9 million)

•	Adjusted Net Profit increased 116% to RUB 2,519 million ($34.1 million), or RUB 40.32 per diluted share

•	Payment Services Segment Net Profit increased 1% to RUB 2,681 million ($36.3 million) or RUB 42.92 per diluted share

•	Total Payment Services volume increased 16% to RUB 464 billion ($6.3 billion)

Full-Year 2020 Operating and Financial Highlights

•	Total Net Revenue increased 12% to RUB 25,978 million ($351.6 million)

•	Payment Services Segment Net Revenue increased 8% to RUB 22,637 million ($306.4 million)

•	Adjusted EBITDA increased 52% to RUB 13,837 million ($187.3 million)

•	Adjusted Net Profit increased 54% to RUB 10,304 million ($139.5 million), or RUB 165.09 per diluted share

•	Payment Services Segment Net Profit increased 4% to RUB 12,608 million ($170.7 million) or RUB 202.0 per diluted share

•	Total Payment Services volume increased 9% to RUB 1,617 billion ($21.9 billion)

“Today, I’m glad to present our fourth quarter and full year 2020 financial results and share several operating highlights with you. Despite the challenges of 2020, we demonstrated robust performance, driven by solid results of our Payment Services Segment and optimization measures that we implemented throughout the year, including the divestiture of two loss-making projects, SOVEST and Rocketbank. Our Payment Services business demonstrated stable performance and delivered 8% segment net revenue and 4% segment net profit growth year over year. In 2020, we focused on the development of the products and services we offer in our key niches, primarily the digital entertainment industry and the self-employed market, where we continue to expand and enhance our product proposition for our users, merchants, and partners,” said Boris Kim, QIWI’s chief executive officer. “With changes in e-payments regulation and increased scrutiny in the areas of cyberspace and cross-border payments and increasing competition in the payment industry, as well as changes in betting industry landscape, 2021 presents a number of novel challenges. Nevertheless, I believe that our resilient ecosystem and adaptive business model as well as the strong management team and innate capacity to innovate and reinvent ourselves will help us successfully evolve and tackle these challenges, develop new capabilities and further strengthen our platform. In the core payments business, QIWI will continue to focus on key niches and areas of expertise and create new use cases to increase the penetration in the focus markets, including digital entertainment, self-employed and money remittances. In order to support our performance, we aim to diversify our business and continue developing Factoring PLUS and Flocktory projects. Considering all of the above, we remain committed to distributing excess cash to our shareholders. We see many opportunities both in the payment space and in the adjacent markets and will pursue our ultimate goal of securing QIWI’s long-term growth prospects.”

Fourth Quarter 2020 Results

Total and Segment Net Revenues: Total Net Revenue (Total Segment Net Revenue) for the quarter ended December 31, 2020 was RUB 6,242 million ($84.5 million), substantially flat with a decrease of 0.2% compared to RUB 6,253 million in the prior year.

Payment Services Segment Net Revenue for the quarter ended December 31, 2020 was RUB 5,811 million ($78.7 million), an increase of 6% compared to RUB 5,487 million in the prior year.

PS Payment Adjusted Net Revenue was RUB 5,042 million ($68.3 million), an increase of 4% compared to RUB 4,840 million in the prior year. PS Payment Adjusted Net Revenue growth was predominantly driven by volumes growth in E-commerce and Money Remittance markets. The growth was offset by a decline in the Payment Average Adjusted Net Revenue Yield driven predominantly by a decline in E-commerce and Money Remittance categories adjusted net revenue yield resulting from changing product mix.

PS Other Adjusted Net Revenue, which is principally composed of revenue from fees for inactive accounts and unclaimed payments, interest revenue, revenue from overdrafts provided to agents, and advertising, was RUB 769 million ($10.4 million), an increase of 19% compared to RUB 647 million in the prior year. Fees for inactive accounts and unclaimed payments for the fourth quarter ended December 31, 2020 were RUB 455 million ($6.2 million) compared to RUB 406 million for the corresponding period in the prior year. PS Other Adjusted Net Revenue excluding revenue from fees for inactive accounts and unclaimed payments increased 30% compared to the same period in the prior year to RUB 314 million ($4.3 million) predominantly driven by cost optimization measures including lower call center, SMS and Voicemail expenses.

Corporate and Other Category (CO) Net Revenue includes: (i) net revenue from cash and settlement services related to the operations of the Tochka project1; (ii) net revenue from factoring and digital bank guarantee services of our Factoring PLUS project; (iii) net revenue from platform and marketing services related to Flocktory; and (iv) net revenue from other projects in start-up stage. For the quarter ended

[1]	Starting from the first quarter 2020 we present Tochka JV results as part of the Corporate and Other Category rather than separately as Small and Medium Enterprises segment.

December 31, 2020, Corporate and Other Category Net Revenue was RUB 431 million ($5.8 million) compared to RUB 364 million in the fourth quarter of the prior year. Category Net Revenue dynamics were driven primarily by the following factors:

•

Tochka Net Revenue for the quarter ended December 31, 2020 was RUB 132 million ($1.8 million) compared to RUB 193 million for the fourth quarter of the prior year. Tochka Net Revenue decline primarily resulted from a decrease in revenue generated from cash and settlement services due to lower number of active Tochka clients being served by QIWI Bank.

•

Factoring Net Revenue for the quarter ended December 31, 2020 was RUB 191 million ($2.6 million) compared to RUB 131 million for the fourth quarter of the prior year. Factoring Net Revenue growth resulted predominantly from the scaling of the project and resulting expansion of bank guarantees and factoring portfolios.

•	Flocktory Net Revenue for the quarter ended December 31, 2020 was RUB 158 million. Flocktory was considered as an associate before it was consolidated as a part of the QIWI Group in December 2019.

Adjusted EBITDA: For the quarter ended December 31, 2020, Adjusted EBITDA was RUB 3,614 million ($48.9 million), an increase of 125% compared to RUB 1,608 million in the prior year. The Adjusted EBITDA growth resulted from a reduction of selling, general and administrative expenses to RUB 861 million for the quarter ended December 31, 2020 as compared to RUB 2,294 million for same period in the prior year primarily due to a decrease in advertising, client acquisition and related expenses, as well as from a decrease in personnel expenses (excluding effect of share-based payments) to RUB 1,728 million for the quarter ended December 31, 2020 as compared to RUB 2,248 million for the same period of the prior year, in each case driven by the divestiture or wind-down of SOVEST and Rocketbank projects, respectively. Adjusted EBITDA margin (Adjusted EBITDA as a percentage of Total Net Revenue) was 57.9% for the quarter ended December 31, 2020 compared to 25.7% for the same period in the prior year.

Adjusted and Segment Net Profit: For the quarter ended December 31, 2020, Adjusted Net Profit (Total Segment Net Profit) was RUB 2,519 million ($34.1 million), an increase of 116% compared to RUB 1,168 million in the fourth quarter of the prior year. The growth of Adjusted Net Profit was primarily driven by the same factors impacting Adjusted EBITDA offset by higher income tax expenses as compared to the same period of the prior year.

For the quarter ended December 31, 2020, Payment Services Segment Net Profit was RUB 2,681 million ($36.3 million), an increase of 1% compared to RUB 2,652 million in the prior year driven by Payment Services Segment Net Revenue growth offset by an increase in personnel expenses (excluding effect of share-based payments).

Corporate and Other Category Net Loss includes: (i) net profit from the Tochka JV operations; (ii) net profit/loss of our Factoring PLUS project; (iii) net profit/loss of the Flocktory project; (iv) net profit/loss from other projects in start-up stage, and (v) corporate expenses. Corporate and Other Category Net Loss for the fourth quarter 2020 was RUB 162 million ($2.2 million) compared to a Net Loss of RUB 210 million for the same period of the previous year. These dynamics were driven primarily by the following factors:

•	Corporate Net Loss for the fourth quarter of 2020 was RUB 318 million ($4.3 million) compared to RUB 249 million for the same period of the previous year;

•

Tochka Net Profit for the fourth quarter of 2020 was RUB 195 million ($2.6 million) compared to RUB 188 million for the same quarter of the previous year. Tochka Net Profit increase resulted from the continuing growth and development of the Tochka business, accounted for by us under the equity method.

•

Factoring PLUS Net Profit for the fourth quarter of 2020 was RUB 43 million ($0.6 million) compared to Net Loss of RUB 39 million for the same period of the previous year. Factoring Plus Net Profit growth was mainly driven by project development and scaling.

Payment Services Other Operating Data: For the quarter ended December 31, 2020, Payment Services Segment payment volume was RUB 464.2 billion ($6.3 billion), an increase of 16% compared to RUB 400.5 billion in the prior year. The increase in payment volume was driven by the growth in E-commerce and Money Remittance market verticals resulting largely from the development of our product offering for digital entertainment and self-employed markets as well as from an increasing volume of traditional money remittances in CONTACT. The increase was offset by the restrictions imposed on us by the Russian Central Bank (“CBR”) in December 2020, as disclosed in our Report of Foreign Private Issuer on Form 6-K furnished to the SEC on December 9, 2020.

The Payment Average Adjusted Net Revenue Yield was 1.09%, decrease of 12 bps as compared to 1.21% in the prior year primarily driven by the development of new products and corresponding shift of the product mix towards lower yielding volumes as well as by the CBR restrictions which affected primarily higher yielding E-commerce and Money Remittance market verticals.

Payment Services Segment Net Revenue Yield was 1.25%, a decrease of 12 bps as compared to 1.37% in the prior year.

Full-Year 2020 Results

Total and Segment Net Revenues: Total Net Revenue (Total Segment Net Revenue) for the year ended December 31, 2020 was RUB 25,978 million ($351.6 million), an increase of 12% compared to RUB 23,176 million in the prior year. The increase was mainly driven by Payment Services Segments Net Revenue growth, the Net Revenue of the discontinued Rocketbank Segment generated from the termination of the loyalty program as a result of the project wind-down, as well as by the growth of fees for platform and marketing services following the consolidation of Flocktory project. Total Net Revenue growth was partially offset by the decline in the discontinued Consumer Financial Services Segment Net Revenue due to the sale of the Sovest project.

Payment Services Segment Net Revenue for the year ended December 31, 2020 was RUB 22,637 million ($306.4 million), an increase of 8% compared to RUB 20,965 million in the prior year.

PS Payment Adjusted Net Revenue was RUB 19,549 million ($264.6 million), an increase of 8% compared to RUB 18,103 million in the prior year. PS Payment Adjusted Net Revenue growth was predominantly driven by volumes growth in the E-commerce and Money Remittance market verticals slightly offset by a decrease in Payment Average Adjusted Net Revenue Yield driven predominantly by a decline in E-commerce category adjusted net revenue yield resulting from changing product mix.

PS Other Adjusted Net Revenue, which is principally composed of revenue from fees for inactive accounts and unclaimed payments, interest revenue, revenue from overdrafts provided to agents, and advertising, was RUB 3,088 million ($41.8 million), an increase of 8% compared to RUB 2,862 million in the prior year. Fees for inactive accounts and unclaimed payments for the year ended December 31, 2020 were RUB 1,952 million ($26.4 million) compared to RUB 1,806 million for the corresponding period in the prior year. PS Other Adjusted Net Revenue excluding revenue from fees for inactive accounts and unclaimed payments increased 8% compared to the same period in the prior year to RUB 1,136 million predominantly driven by cost optimization measures including lower call center, SMS and Voicemail expenses, offset by a decline in interest income due to lower key interest rate.

Corporate and Other Category (CO) Net Revenue includes: (i) net revenue from cash and settlement services related to the operations of the Tochka project2; (ii) net revenue from factoring and digital bank guarantee services of our Factoring PLUS project; (iii) net revenue from platform and marketing services related to Flocktory; and (iv) net revenue from other projects in start-up stage. For the year ended December 31, 2020 Corporate and Other Category Net Revenue was RUB 1,727 million ($23.4 million) compared to RUB 1,362 million in the prior year. Category Net Revenue dynamics were driven primarily by the following factors:

•

Tochka Net Revenue for the year ended December 31, 2020 was RUB 588 million ($8.0 million) compared to RUB 990 million for the prior year. Tochka Net Revenue decrease resulted primarily from a decline in revenue generated from cash and settlement services due to lower number of active Tochka clients being served by QIWI Bank, as well as by the transfer of the Tochka business to JSC Tochka, our equity associate, starting from February 1, 2019.

•

Factoring PLUS Net Revenue for the year ended December 31, 2020 was RUB 679 million ($9.2 million) compared to RUB 285 million in the prior year. Factoring Net Revenue growth resulted predominantly from the scaling of the project and resulting expansion of bank guarantees and factoring portfolios.

•	Flocktory Net Revenue for the year ended December 31, 2020 was RUB 499 million. Flocktory was considered as an associate before it was consolidated as a part of the QIWI Group in December 2019.

Adjusted EBITDA: For the year ended December 31, 2020, Adjusted EBITDA was RUB 13,837 million ($187.3 million), an increase of 52% compared to RUB 9,099 million in the prior year. Adjusted EBITDA increase was driven by Total Net Revenue growth underpinned by a reduction in selling, general and administrative expenses to RUB 3,495 million compared to RUB 6,213 million in the previous year resulting from a decrease in advertising, client acquisition and related expenses to RUB 664 million for the year ended December 31, 2020 as compared to RUB 1,967 million in the prior year driven mostly by the divestiture or wind-down of Sovest and Rocketbank projects, respectively, and lower other administrative expenses and tax expenses (except for income and payroll related taxes) primarily due to lower travelling expenses caused by the restrictions related to the outbreak of COVID-19. The growth was partially offset by the following factors: (i) an increase of compensation to employees and related taxes (excluding effect of share-based payments) to RUB 7,847 million for the year ended December 31, 2020 as compared to RUB 7,301 million in the prior year resulting from personnel expense growth predominantly in the Payment Services Segment and Corporate and Other category; (ii) an increase of the credit loss expenses to RUB 870 million as compared to RUB 642 million in the prior year which was primarily related to the SOVEST project. Adjusted EBITDA margin (Adjusted EBITDA as a percentage of Total Net Revenue) was 53.3% for the year ended December 31, 2020 compared to 39.3% in the prior year.

Adjusted and Segment Net Profit: For the year ended December 31, 2020, Adjusted Net Profit (Total Segment Net Profit) was RUB 10,304 million ($139.5 million), an increase of 54% compared to RUB 6,679 million in the prior year. The growth of Adjusted Net Profit was primarily driven by the same factors impacting Adjusted EBITDA offset by an increase in income tax expense.

[2]	Starting from the first quarter 2020 we present Tochka JV results as part of the Corporate and Other Category

For the year ended December 31, 2020, Payment Services Segment Net Profit was RUB 12,608 million ($170.7 million), an increase of 4% compared to RUB 12,105 million in the prior year driven by Payment Services Segment Net Revenue growth partially offset by an increase in compensation to employees and related taxes (excluding effect of share-based payments).

Corporate and Other Category Net Loss includes: (i) net profit from the Tochka JV operations; (ii) net profit/loss of our Factoring PLUS project; (iii) net profit of the Flocktory project; (iv) net profit/loss from other projects in start-up stage, and (v) corporate expenses. Corporate and Other Category Net Loss for the year ended December 31, 2020 was RUB 730 million ($9.9 million) compared to RUB 1,128 million for the same period of the previous year. These dynamics were driven primarily by the following factors:

•

Tochka Net Profit for the year ended December 31, 2020 was RUB 785 million ($10.6 million) compared to RUB 354 million in the previous year. Tochka Net Profit increase resulted from the growth and development of the Tochka business despite challenging operating environment, accounted for by us under the equity method;

•

Factoring Plus Net Profit for the year ended December 31, 2020 was RUB 206 million ($2.8 million) compared to Net Loss of RUB 23 million for the same period of the previous year. Factoring Plus Net Profit growth was mainly driven by an increase in revenue attributable to the project;

•

Corporate Net Loss for the year ended December 31, 2020 was RUB 1,509 million ($20.4 million) compared to RUB 1,156 million for the same period of the previous year. Corporate Net Loss increased primarily as a result of higher personnel expenses.

Payment Services Other Operating Data: For the year ended December 31, 2020, Payment Services Segment payment volume was RUB 1,617 billion ($21.9 billion), an increase of 9% compared to RUB 1,489 billion in the prior year. The increase in payment volume was driven by growth in Money Remittance and E-commerce market verticals resulting mainly from the development of payment solutions for merchants and partners including betting merchants, new contracts and projects targeting self-employed entrepreneurs and businesses working with self-employed as well as the growth in certain other categories, including traditional money remittance. Notwithstanding the various restrictions imposed across the globe to address the spread of COVID-19, our Payment Services Segment demonstrated solid operating performance throughout the most challenging periods, including in the second quarter of 2020 when volumes in the E-commerce and Money Remittance verticals were pressured by the lockdowns and other pandemic-related restrictions as well as postponement and cancellation of major sports events. Payment Average Adjusted Net Revenue Yield was 1.21%, a decrease of 1 bps compared to 1.22% in the prior year.

Payment Services Segment Net Revenue Yield was 1.40%, a decrease of 1 bps as compared to 1.41% in the prior year.

The number of active kiosks and terminals was 113,713 including Contact and Rapida physical points of service, a decrease of 15% compared to the prior year. The number of kiosks and terminals is generally decreasing as market evolves towards higher share of digital payments, moreover our physical distribution network was negatively affected by the spread of the COVID-19 pandemic, corresponding lockdown measures and other restrictions that limited our consumers’ access to certain retail locations as well as the overall activity of the population. Nevertheless, we believe that our physical distribution network remains an important part of our infrastructure.

The number of active Qiwi Wallet accounts was 18.1 million as of December 31, 2020, a decrease of 4.4 million, or 20%, as compared to 22.5 million as of December 31, 2019. The decrease primarily resulted from the introduction of new limitations on the anonymous wallets and consequent optimization of certain transaction processes, change of inactivity term from 6 to 12 months and enhancement of certain KYC, identification and compliance procedures. Such decline did not substantially impact our financial or operating performance due to increasing diversification of our product proposition and operating models.

Factoring portfolio, which comprises short-term loans issued to legal entities by our Factoring PLUS project was RUB 5.7 billion, an increase of 71% as compared to RUB 3.4 billion as of December 31, 2020, mainly as a result of project development and scaling.

Recent Developments

The CBR restrictions: In December 2020, following a routine scheduled audit of Qiwi Bank, the CBR imposed certain restrictions with respect to Qiwi Bank’s operations, including the suspension or limitation of most types of payments to foreign merchants and money transfers to pre-paid cards from corporate accounts. We are currently working closely with the CBR to remediate the identified deficiencies and violations and eliminate or narrow down the restrictions that have been imposed, and believe that as of the date of this press release substantially all of the violations identified by the CBR have been remediated. As a result of such cooperation, the CBR permitted us to resume processing payments to certain key foreign merchants and lifted some of the other restrictions imposed in December 2020. However, there can be no assurance that there will be any further easing of the restrictions that were originally imposed, or that they will not ultimately become permanent, including through the adoption of new laws or regulations. In January 2021, as reported in the media, similar restrictions were imposed on some of our key competitors. We believe that the restrictions imposed on us were primarily driven by an evaluation of the overall approach of the CBR to the interpretation of the applicable e-payments regulation and general trends towards increased scrutiny in the areas of cyberspace and cross-border payments that we have been observing recently rather than specific deficiencies identified. The restrictions introduced by the CBR are expected to substantially decrease the volumes in our E-Commerce and Money Remittance market verticals and therefore have adversely affected and will continue to adversely affect the results of operations of our Payment Services Segment. We believe that the total impact on Payment Services Segment Net Revenue for the fourth quarter 2020 was between RUB 500 to RUB 600 million.

Betting industry regulation: Since 2016, we have been operating an Interactive Bets Accounting Center (TSUPIS), which we established together with one of the self-regulated associations of bookmakers in order to enable us to accept electronic bets on behalf of sports betting companies and process related payments. As of the day of this press-release, we continue to serve as one of the two TSUPIS that are able to accept electronic bets on behalf of sports betting companies in Russia. In December 2020, a new law was adopted, establishing a Unified Gambling Regulator as a new governmental agency with broad authority to oversee the betting market, and creating the role of a single Unified Interactive Bets Accounting Center (ETSUP). This role will be assigned to a credit institution specifically authorized by the President of Russia based on a proposal made by the Government. By the end of September 2021, the newly-appointed ETSUP will replace the existing TSUPIS. Currently, both we and the operator of the competing TSUPIS have publicly made proposals to serve as the ETSUP pursuant to the new regulatory regime, however, there can be no assurance that our bid will be successful. If we are not able to secure an active role in this new industry landscape, we may experience a decrease in or complete loss of payment volumes and income associated directly or indirectly with the TSUPIS established by Qiwi Bank. This or any further significant change in betting legislation may negatively affect the payment volume, revenue, and margins of our Payment Services business, as well as overall usage of Qiwi Wallet.

COVID-19: The negative effects of the COVID-19 pandemic and related governmental measures on our business have included primarily a decline in revenues from our betting merchants due to the cancellation of numerous major sporting events, a drop in money remittance primarily due to an overall contraction of business activity, and a decline in the use of our kiosk network. The coronavirus pandemic is still ongoing and significant quarantine restrictions largely continue to prevail globally. The full impact of the COVID-19 pandemic on the global economy is difficult to predict due to the lack of clarity on how long it could be expected to last as the world has now entered its second year. These factors may remain prevalent for a significant period of time and may continue to adversely affect our business, results of operations and financial condition, even after the COVID-19 outbreak has subsided.

Dividend: In accordance with the decision of the Board of Directors, the Company aims to distribute at least 50% of the Group Adjusted Net Profit for 2020. The final amount of dividend per share as well as record and payment dates will be announced following the publication of our audited full year results.

Further, considering our expectations about the performance of the Group as well as our anticipated level of investments in 2021, the Board of Directors approved a target dividend payout ratio of at least 50% of Group Adjusted Net Profit for 2021. The Board of Directors reserves the right to distribute the dividends on a quarterly basis, as it deems necessary so that the total annual payout is in accordance with the target provided, though the payout ratios for each of the quarters may vary and be above or below such target.

It remains the long-term intention of the Company to distribute all excess cash to the shareholders.

CEO Succession: QIWI has also announced today under a separate press release that the board of the directors of the Company has recommended that Mr. Andrey Protopopov, a member of the Qiwi management team since 2013 and currently the Chief Executive Officer of Payment Services Segment, take on the position of the Chief Executive Officer of QIWI, following the receipt by the board of a notice of resignation from Mr. Boris Kim, who has served in such capacity since January 15, 2020. Mr. Kim advised that he intends to resign from his position for personal reasons with effect from the date of the annual general meeting anticipated to take place in June 2021. Mr. Protopopov has long played a vital role at QIWI, in particular its product development function. The recommendation comes after a thorough and careful executive search undertaken by the Board from among internal and external candidates, and is the result of a long-running strategic process to transform QIWI into a management-driven business that is able to succeed without reliance on its founder team.

2021 Guidance3

QIWI provides its guidance in respect of 2021 outlook:

•	Total Net Revenue is expected to decrease by 15% to 25% over 2020;

•	Payment Services Segment Net Revenue is expected to decrease by 15% to 25% over 2020;

•	Adjusted Net Profit is expected to decrease by 15% to 30% over 2020;

For the purpose of the guidance in respect of 2021 outlook we would like to outline the following considerations:

Payment Services segment results will partially depend on two significant uncertainties: (1) our ability to recover or replace the payment volumes associated with cross-borders operations that were the subject of the CBR restrictions introduced in December 2020, and (2) our ability to secure a place in the new betting industry landscape.

[3]	Guidance is provided in Russian rubles

There can be no assurance that there will be any further easing of the restrictions that were originally imposed by the CBR in December 2020, or that they will not ultimately become permanent, including through the adoption of new laws or regulations. Even if restrictions are entirely or partially lifted, we may not be able to gain back the business that was lost in their wake. Our past and future operations may also be subject to greater scrutiny from the CBR. There can be no assurance that additional restrictions will not be imposed on us as a result of the latest audit or any subsequent ones. Any such restrictions could have a material adverse effect on our business, financial condition and results of operations.

If we are unable to become a part of the new betting industry landscape, we may experience a decrease in or complete loss of payment volumes, revenues, and income associated directly or indirectly with the TSUPIS established by Qiwi Bank. At the same time, we believe that we should be able to retain our revenues generated from QIWI Wallet services for the betting industry, which are not directly related to our TSUPIS, including betting accounts top-ups and winnings pay-outs.

Our outlook reflects our current views and expectations only and is based on the trends we see as of the day of this press release. If such trends were to deteriorate further the impact on our business and operations could be more severe than currently expected. We continue to monitor the situation closely.

The Company reserves the right to revise guidance in the course of the year or when additional information regarding the effect of the ongoing events becomes available.

Statement Regarding Unaudited Financial Information

The unaudited financial information set out in this earnings release is unaudited and subject to potential adjustments once year-end audit work has been fully performed by the Company’s independent auditors, which could result in differences from this unaudited financial information. Mr. Pavel Korzh, who the Company previously announced would resign with effect from April 2, 2021, has extended his term and will continue to serve as our Chief Financial Officer throughout the full year 2020 audited results reporting. Elena Nikonova’ appointment as interim Chief Financial Officer is being postponed accordingly.

Earnings Conference Call and Audio Webcast

QIWI will host a conference call to discuss fourth quarter and full year 2020 financial results today at 8:30 a.m. ET. Hosting the call will be Boris Kim, chief executive officer, Andrey Protopopov, chief executive officer of Payment Services and Pavel Korzh, chief financial officer. The conference call can be accessed live over the phone by dialing +1 (877) 407-3982 or for international callers by dialing +1 (201) 493-6780. A replay will be available at 11:30 a.m. ET and can be accessed by dialing +1 (844) 512-2921 or +1 (412) 317-6671 for international callers; the pin number is 13717315. The replay will be available until Tuesday, April 13, 2021. The call will be webcast live from the Company’s website at https://www.qiwi.ru under the Corporate Investor Relations section or directly at http://investor.qiwi.com/.

About QIWI plc.

QIWI is a leading provider of next generation payment and financial services in Russia and the CIS. It has an integrated proprietary network that enables payment services across online, mobile and physical channels. It has deployed over 18.1 million virtual wallets, over 113,000 kiosks and terminals, and enabled merchants and customers to accept and transfer over RUB 135 billion cash and electronic payments monthly connecting over 31 million consumers using its network at least once a month. QIWI’s consumers can use cash, stored value and other electronic payment methods in order to pay for goods and services or transfer money across virtual or physical environments interchangeably.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of, and subject to the protection of, the Private Securities Litigation Reform Act of 1995, including, without limitation, statements regarding expected total net revenue, adjusted net profit and net revenue yield, dividend payments, payment volume growth, growth of physical and virtual distribution channels, trends in each of our market verticals and statements regarding the development of our Factoring, Flocktory and Tochka businesses, the impact of the COVID-19 pandemic and related public health measures on our business, merchants, customers, and employees, the impact of the restrictions imposed on us by the CBR on December 7, 2020, in particular with respect to payments to foreign merchants, developments in the betting industry in the Russian Federation and its regulation, and others. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause the actual results, performance or achievements of QIWI plc. to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Various factors that could cause actual future results and other future events to differ materially from those estimated by management include, but are not limited to, the macroeconomic conditions of the Russian Federation and in each of the international markets in which we operate, growth in each of our market verticals, competition, the introduction of new products and services and their acceptance by consumers, QIWI’s ability to estimate the market risk and capital risk associated with new projects, a decline in net revenue yield, regulation, QIWI’s ability to grow physical and virtual distribution channels, cyberattacks and security vulnerabilities in QIWI’s products and services, QIWI’s ability to expand geographically, the risk that new projects will not perform in accordance with its expectations and other risks identified under the Caption “Risk Factors” in QIWI’s Annual Report on Form 20-F and in other reports QIWI files with the U.S. Securities and Exchange Commission. QIWI undertakes no obligation to revise any forward-looking statements or to report future events that may affect such forward-looking statements unless QIWI is required to do so by law.

Contact

Investor Relations

+357.25028091

ir@qiwi.com

QIWI plc.

Consolidated Statement of Financial Position

(in millions)

	As of December 31,	As of December 31,	As of December 31,
	2019 (audited)	2020 (unaudited)	2020 (unaudited)
	RUB	RUB	USD(1)
Assets
Non-current assets
Property and equipment	2,346	1,893	25.6
Goodwill and other intangible assets	11,316	10,813	146.4
Investments in associates	1,118	1,635	22.1
Long-term debt securities and deposits	4,015	3,495	47.3
Long-term loans	265	214	2.9
Other non-current assets	83	112	1.5
Deferred tax assets	217	209	2.8

Total non-current assets	19,360	18,371	248.7

Current assets
Trade and other receivables	6,162	7,445	100.8
Short-term loans	11,419	5,799	78.5
Short-term debt securities and deposits	1,136	2,888	39.1
Prepaid income tax	259	197	2.7
Other current assets	917	1,202	16.3
Cash and cash equivalents	42,101	47,382	641.4
Assets held for sale	123	31	0.4

Total current assets	62,117	64,944	879.1

Total assets	81,477	83,315	1,127.8

Equity and liabilities
Equity attributable to equity holders of the parent
Share capital	1	1	0.0
Additional paid-in capital	1,876	1,876	25.4
Share premium	12,068	12,068	163.4
Other reserve	2,576	2,575	34.9
Retained earnings	10,557	14,602	197.7
Translation reserve	289	554	7.5

Total equity attributable to equity holders of the parent	27,367	31,676	428.8
Non-controlling interests	70	96	1.3

Total equity	27,437	31,772	430.1

Non-current liabilities
Long term debt	1,545	4,923	66.6
Long-term lease liability	1,017	762	10.3
Long-term customer accounts	444	36	0.5
Other non-current liabilities	45	44	0.6
Deferred tax liabilities	749	1,161	15.7

Total non-current liabilities	3,800	6,926	93.8

Current liabilities
Trade and other payables	27,295	29,528	399.7
Customer accounts and amounts due to banks	21,519	12,301	166.5
Short-term debt	—	1,640	22.2
Short-term lease liability	340	354	4.8
VAT and other taxes payable	184	147	2.0
Other current liabilities	902	647	8.8

Total current liabilities	50,240	44,617	603.9

Total equity and liabilities	81,477	83,315	1,127.8

(1)	Calculated using a ruble to U.S. dollar exchange rate of RUB 73.8757 to U.S. $1.00, which was the official exchange rate quoted by the Central Bank of the Russian Federation as of December 31, 2020.

QIWI plc.

Consolidated Statement of Comprehensive Income

(in millions, except per share data)

	Three months ended (unaudited)
	December 31, 2019	December 31, 2020	December 31, 2020
	RUB(1)	RUB	USD(2)
Continuing operations
Revenue:	9,638	10,959	148.3
Payment processing fees	8,328	9,247	125.2
Interest revenue calculated using the effective interest rate	544	703	9.5
Fees from inactive accounts and unclaimed payments	406	455	6.2
Other revenue	360	554	7.5

Operating costs and expenses:	(6,962)	(7,608)	(103.0)
Cost of revenue (exclusive of items shown separately below)	(3,906)	(4,717)	(63.9)
Selling, general and administrative expenses	(1,244)	(861)	(11.7)
Personnel expenses	(1,603)	(1,686)	(22.8)
Depreciation and amortization	(216)	(299)	(4.0)
Credit loss (expense)/income	10	(45)	(0.6)
Impairment of non-current assets	(3)	—	—
Profit from operations	2,676	3,351	45.4

Share of gain of an associate and a joint venture	180	168	2.3
Other income and expenses, net	(99)	(89)	(1.2)
Foreign exchange gain/(loss), net(3)	(22)	(94)	(1.3)
Interest income and expenses, net	(26)	(11)	(0.1)

Profit before tax from continuing operations	2,709	3,325	45.0
Income tax expense	(619)	(866)	(11.7)

Net profit from continuing operations	2,090	2,459	33.3

Discontinued operations
Loss after tax from discontinued operations	(1,402)	—	—

Net profit	688	2,459	33.3

Attributable to:
Equity holders of the parent	672	2,425	32.8
Non-controlling interests	16	34	0.5

Other comprehensive income
Other comprehensive income to be reclassified to profit or loss in subsequent periods:
Foreign currency translation:
Exchange differences on translation of foreign operations	(35)	(40)	(0.5)
Net loss recycled to profit or loss upon disposal	—	45	0.6
Debt securities at fair value through other comprehensive income (FVOCI):
Net gains arising during the period, net of tax	26	—	—
Net gains recycled to profit or loss upon disposal	(26)	—	—
Total other comprehensive income/(loss), net of tax	(35)	5	0.1

Total comprehensive income, net of tax	653	2,464	33.4

Attributable to:
Equity holders of the parent	637	2,434	32.9
Non-controlling interests	16	30	0.4

Earnings per share:

Basic, profit attributable to ordinary equity holders of the parent	10.83	38.86	0.53

Diluted, profit attributable to ordinary equity holders of the parent	10.78	38.82	0.53

Earnings per share for continuing operations

Basic, profit from continuing operations attributable to ordinary equity holders of the parent	33.41	38.86	0.53
Diluted, profit from continuing operations attributable to ordinary equity holders of the parent	33.27	38.82	0.53

(1)	Amounts do not correspond to the previously presented ones due to discontinued operations.
(2)	Calculated using a ruble to U.S. dollar exchange rate of RUB 73.8757 to U.S. $1.00, which was the official exchange rate quoted by the Central Bank of the Russian Federation as of December 31, 2020.
(3)

Starting December 31, 2020, we present foreign exchange gain and foreign exchange loss on a netted basis. This change in presentation was implemented to make our financial statements comparable with industry peers.

QIWI plc.

Consolidated Statement of Comprehensive Income

(in millions, except per share data)

	Full year ended
	December 31, 2019 (audited)	December 31, 2020 (unaudited)	December 31, 2020 (unaudited)
	RUB(1)	RUB	USD(2)
Continuing operations
Revenue:	35,941	40,622	549.9
Payment processing fees	30,736	34,326	464.6
Interest revenue calculated using the effective interest rate	1,961	2,390	32.4
Fees from inactive accounts and unclaimed payments	1,806	1,952	26.4
Other revenue	1,438	1,954	26.4

Operating costs and expenses:	(23,964)	(26,558)	(359.5)
Cost of revenue (exclusive of items shown separately below)	(14,075)	(16,494)	(223.3)
Selling, general and administrative expenses	(3,442)	(2,733)	(37.0)
Personnel expenses	(5,192)	(6,108)	(82.7)
Depreciation and amortization	(1,066)	(1,101)	(14.9)
Credit loss (expense)/income	12	(90)	(1.2)
Impairment of non-current assets	(201)	(32)	(0.4)
Profit from operations	11,977	14,064	190.4

Share of gain of an associate and a joint venture	258	663	9.0
Other income and expenses, net	(91)	(95)	(1.3)
Foreign exchange gain/(loss), net(3)	(172)	(199)	(2.7)
Interest income and expenses, net	(18)	(68)	(0.9)

Profit before tax from continuing operations	11,954	14,365	194.4
Income tax expense	(2,513)	(3,119)	(42.2)

Net profit from continuing operations	9,441	11,246	152.2

Discontinued operations
Loss after tax from discontinued operations	(4,554)	(2,308)	(31.2)

Net profit	4,887	8,938	121.0

Attributable to:
Equity holders of the parent	4,832	8,842	119.7
Non-controlling interests	55	96	1.3

Other comprehensive income
Other comprehensive income to be reclassified to profit or loss in subsequent periods:
Foreign currency translation:
Exchange differences on translation of foreign operations	(229)	229	3.1
Net loss recycled to profit or loss upon disposal	—	45	0.6
Debt securities at fair value through other comprehensive income (FVOCI):
Net gains arising during the period, net of tax	41	32	0.4
Net gains recycled to profit or loss upon disposal	(26)	(47)	(0.6)
Total other comprehensive income/(loss), net of tax	(214)	259	3.5

Total comprehensive income, net of tax	4,673	9,197	124.5

Attributable to:
Equity holders of the parent	4,623	9,092	123.1
Non-controlling interests	50	105	1.4

Earnings per share:

Basic, profit attributable to ordinary equity holders of the parent	78.20	142.04	1.92

Diluted, profit attributable to ordinary equity holders of the parent	77.60	141.66	1.92

Earnings per share for continuing operations

Basic, profit from continuing operations attributable to ordinary equity holders of the parent	151.91	179.11	2.42
Diluted, profit from continuing operations attributable to ordinary equity holders of the parent	150.74	178.64	2.42

(1)	Amounts do not correspond to the previously presented ones due to discontinued operations.
(2)	Calculated using a ruble to U.S. dollar exchange rate of RUB 73.8757 to U.S. $1.00, which was the official exchange rate quoted by the Central Bank of the Russian Federation as of December 31, 2020.
(3)

Starting December 31, 2020, we present foreign exchange gain and foreign exchange loss on a netted basis. This change in presentation was implemented to make our financial statements comparable with industry peers.

QIWI plc.

Consolidated Statement of Cash Flows

(in millions)

	Full year ended
	December 31, 2019 (audited)	December 31, 2020 (unaudited)	December 31, 2020 (unaudited)
	RUB	RUB	USD(1)
Operating activities
Profit before tax from continuing operations	11,954	14,365	194
Loss before tax from discontinued operations	(5,575)	(2,509)	(34)
Profit before tax	6,379	11,856	160

Adjustments to reconcile profit before tax to net cash flows generated from operating activities
Depreciation and amortization	1,324	1,266	17
Foreign exchange loss/(gain), net	172	224	3
Interest income, net	(2,901)	(2,693)	(36)
Credit loss expense	642	870	12
Share of gain of an associate and a joint venture	(258)	(663)	(9)
Loss from sale of Sovest loans’ portfolio	—	712	10
Share-based payments	464	43	1
Impairment of non-current assets	792	134	2
Loss from initial recognition	273	27	0
Other	122	1	0
Working capital adjustments:
(Increase)/decrease in trade and other receivables	1,256	(854)	(12)
(Increase)/decrease in other assets	39	(308)	(4)
Increase/(decrease) in customer accounts and amounts due to banks	3,528	(10,240)	(139)
Increase in accounts payable and accruals	976	1,242	17
(Increase)/decrease in loans issued from banking operations	(5,159)	4,023	54

Cash flows generated from operations	7,649	5,640	76

Interest received	3,694	3,391	46
Interest paid	(333)	(508)	(7)
Income tax paid	(1,771)	(2,421)	(33)

Net cash flow generated from operating activities	9,239	6,102	83

Investing activities
Cash paid as investments in associates and joint ventures	(200)	—	—
Cash used in business combination	(354)	(141)	(2)
Purchase of property and equipment	(858)	(260)	(4)
Purchase of intangible assets	(443)	(176)	(2)
Proceeds from sale of fixed and intangible assets	196	124	2
Loans issued	(444)	(16)	(0)
Repayment of loans issued	412	51	1
Purchase of debt securities and deposits	(5,405)	(4,444)	(60)
Proceeds from sale and redemption of debt securities	2,213	3,230	44
Dividends received from an assosiate	—	153	2

Net cash used in investing activities	(4,883)	(1,479)	(20)

Financing activities
Proceeds from borrowings	1,545	4,921	67
Payment of principal portion of lease liabilities	(387)	(301)	(4)
Dividends paid to owners of the Group	(3,392)	(4,804)	(65)
Dividends paid to non-controlling shareholders	(43)	(74)	(1)
Other	—	(29)	(0)

Net cash used in financing activities	(2,277)	(287)	(4)

Effect of exchange rate changes on cash and cash equivalents	(944)	945	13
Net increase in cash and cash equivalents	1,135	5,281	71

Cash and cash equivalents at the beginning of year	40,966	42,101	570

Cash and cash equivalents at the end of year	42,101	47,382	641

(1)	Calculated using a ruble to U.S. dollar exchange rate of RUB 73.8757 to U.S. $1.00, which was the official exchange rate quoted by the Central Bank of the Russian Federation as of December 31, 2020.

QIWI plc.

Reporting Segments Data

	Three months ended (unaudited)
	December 31, 2019	December 31, 2020	December 31, 2020
	RUB	RUB	USD (1)
Total Net Revenue	6,253	6,242	84.5

Payment Services	5,487	5,811	78.7
Consumer Financial Services	469	—	—
Rocketbank	(67)	—	—
Corporate and Other	364	431	5.8

Total Segment Net Profit(2)	1,168	2,519	34.1

Payment Services	2,652	2,681	36.3
Consumer Financial Services	(590)	—	—
Rocketbank	(684)	—	—
Corporate and Other	(210)	(162)	(2.2)

	Full year ended (unaudited)
	December 31, 2019	December 31, 2020	December 31, 2020
	RUB	RUB	USD (1)
Total Net Revenue	23,176	25,978	351.6

Payment Services	20,965	22,637	306.4
Consumer Financial Services	1,339	1,066	14.4
Rocketbank	(490)	548	7.4
Corporate and Other	1,362	1,727	23.4

Total Segment Net Profit(2)	6,679	10,304	139.5

Payment Services	12,105	12,608	170.7
Consumer Financial Services	(1,981)	(793)	(10.7)
Rocketbank	(2,317)	(781)	(10.6)
Corporate and Other	(1,128)	(730)	(9.9)

(1)	Calculated using a ruble to U.S. dollar exchange rate of RUB 73.8757 to U.S. $1.00, which was the official exchange rate quoted by the Central Bank of the Russian Federation as of December 31, 2020.
(2)	For the three months and full year ended December 31, 2019 and December 31, 2020 Adjusted Net Profit is equal to Total Segment Net Profit

Non-IFRS Financial Measures and Supplemental Financial Information

This release presents Total Net Revenue, PS Payment Adjusted Net Revenue, PS Other Adjusted Net Revenue, Adjusted EBITDA, Adjusted EBITDA margin, Adjusted Net Profit and Adjusted Net Profit per share, which are non-IFRS financial measures. You should not consider these non-IFRS financial measures as substitutes for or superior to revenue, in the case of Total Net Revenue, PS Payment Adjusted Net Revenue and PS Other Adjusted Net Revenue; Net Profit, in the case of Adjusted EBITDA; and Adjusted Net Profit, or earnings per share, in the case of Adjusted Net Profit per share, each prepared in accordance with IFRS. Furthermore, because these non-IFRS financial measures are not determined in accordance with IFRS, they are susceptible to varying calculations and may not be comparable to other similarly titled measures presented by other companies. QIWI encourages investors and others to review our financial information in its entirety and not rely on a single financial measure. For more information regarding Total Net Revenue, PS Payment Adjusted Net Revenue, PS Other Adjusted Net Revenue, Adjusted EBITDA, Adjusted EBITDA margin, Adjusted Net Profit, and Adjusted Net Profit per share, including a quantitative reconciliation of Total Net Revenue, PS Payment Adjusted Net Revenue, PS Other Adjusted Net Revenue, Adjusted EBITDA and Adjusted Net Profit to the most directly comparable IFRS financial performance measure, which is revenue in the case of Total Net Revenue, PS Payment Adjusted Net Revenue and PS Other Adjusted Net Revenue and Net Profit in the case of Adjusted EBITDA and Adjusted Net Profit, see Reconciliation of IFRS to Non-IFRS Operating Results in this earnings release.

PS Payment Adjusted Net Revenue is the Adjusted Net Revenue consisting of the merchant and consumer fees collected for the payment transactions. E-commerce payment adjusted net revenue consists of fees charged to customers and merchants that buy and sell products and services online, including online games, social networks, betting, online stores, game developers, software producers, coupon websites, tickets and numerous other merchants. Financial Services payment adjusted net revenue primarily consists of fees charged for payments accepted on behalf of our bank partners and microfinance companies. Money Remittance payment adjusted net revenue primarily consists of fees charged for transferring funds via money remittance companies, card-to-card transfers and certain wallet-to-wallet transfers. Telecom payment adjusted net revenue primarily consists of fees charged for payments to MNOs, internet services providers and pay television providers. Other payment adjusted net revenue consists of consumer and merchant fees charged for a variety of payments including multi-level-marketing, utility bills, government payments, education services and many others. PS Other Adjusted Net Revenue primarily consists of revenue from fees for inactive accounts and unclaimed payments, interest revenue, revenue from overdrafts provided to agents, rent of space for kiosks, cash and settlement services and advertising.

QIWI plc.

Reconciliation of IFRS to Non-IFRS Operating Results

(in millions, except per share data)

	Three months ended (unaudited)
	December 31, 2019	December 31, 2020	December 31, 2020
	RUB (1)	RUB	USD(2)
Revenue (3)	10,690	10,959	148.3

Minus: Cost of revenue (exclusive of depreciation and amortization) (4)	4,437	4,717	63.8

Total Net Revenue	6,253	6,242	84.5

Segment Net Revenue
Payment Services Segment Revenue	9,271	10,276	139.1
PS Payment Revenue(5)	8,328	9,247	125.2
Minus: Cost of PS Payment Revenue (exclusive of depreciation and amortization)(6)	3,488	4,205	56.9

PS Payment Adjusted Net Revenue	4,840	5,042	68.3

PS Other Revenue(7)	943	1,029	13.9
Minus: Cost of PS Other Revenue (exclusive of depreciation and amortization)(8)	296	260	3.5

PS Other Adjusted Net Revenue	647	769	10.4

Payment Services Segment Net Revenue	5,487	5,811	78.7

Consumer Financial Services Segment Revenue	550	—	—
Minus: Cost of CFS revenue (exclusive of depreciation and amortization)	81	—	—

Consumer Financial Services Segment Net Revenue	469	—	—

Rocketbank Revenue	382	—	—
Minus: Cost of Rocketbank revenue (exclusive of depreciation and amortization)	449	—	—

Rocketbank Net Revenue	(67)	—	—

Corporate and Other Category Revenue	486	683	9.3
Minus: Cost of CO revenue (exclusive of depreciation and amortization)	122	252	3.4

Corporate and Other Category Net Revenue	364	431	5.8

Total Segment Net Revenue	6,253	6,242	84.5

Net Profit	688	2,459	33.3

Plus:
Depreciation and amortization	245	299	4.0
Other income and expenses, net	99	89	1.2
Foreign exchange (gain)/loss, net	23	94	1.3
Share of loss/(gain) of an associate and a joint venture	(180)	(168)	(2.3)
Interest income and expenses, net	38	11	0.1
Income tax expenses	277	866	11.7
Offering expenses	79	6	0.1
Loss from sale of Sovest loans’ portfolio	—	—	—
Share-based payment expenses	73	(42)	(0.6)
Impairment of non-current assets	266	—	—

Adjusted EBITDA	1,608	3,614	48.9

Adjusted EBITDA margin	25.7%	57.9%	57.9%
Net profit	688	2,459	33.3

Fair value adjustments recorded on business combinations and their amortization(9)	177	81	1.1
Offering expenses	79	6	0.1
Loss on disposal of subsidiary	—	42	0.6
Share-based payment expenses	73	(42)	(0.6)
Foreign exchange loss/(gain) from revaluation of cash proceeds received from secondary public offering (10)	(2)	—	—
Impairment of non-current assets	266	—	—
Loss from sale of Sovest loans’ portfolio	—	—	—
Effect of taxation of the above items	(113)	(27)	(0.4)

Adjusted Net Profit	1,168	2,519	34.1

Adjusted Net Profit per share:
Basic	18.82	40.36	0.55
Diluted	18.74	40.32	0.55

Weighted-average number of shares used in computing Adjusted Net Profit per share
Basic	62,069	62,410	62,410
Diluted	62,332	62,470	62,470

(1)	The results presented in Reconciliation differ from IFRS results due to Rocketbank and CFS results are presented as discontinued operations in IFRS.

(2)	Calculated using a ruble to U.S. dollar exchange rate of RUB 73.8757 to U.S. $1.00, which was the official exchange rate quoted by the Central Bank of the Russian Federation as of December 31, 2020.
(3)	Including revenue from discontinued operations of RUB 1,052 million for the fourth quarter ended December 31, 2019.
(4)	Including cost of revenue from discontinued operations of RUB 531 million for the fourth quarter ended December 31, 2019.
(5)	PS Payment Revenue represents payment processing fees, which primarily consists of the merchant and consumer fees charged for the payment transactions.
(6)

Cost of PS Payment Revenue (exclusive of depreciation and amortization) primarily consists of transaction costs to acquire payments from our customers payable to agents, mobile operators, international payment systems and other parties.

(7)

PS Other Revenue primarily consists of revenue from fees for inactive accounts and unclaimed payments, interest revenue, revenue from overdrafts provided to agents, rent of space for kiosks, cash and settlement services and advertising.

(8)

Cost of PS Other Revenue (exclusive of depreciation and amortization) primarily consists of direct costs associated with other revenue and other costs, including but not limited to: costs of call-centers and advertising commissions.

(9)	Amortization of fair value adjustments primarily includes the effect of the acquisition of control in Contact and Rapida.
(10)

The Forex loss on SPO funds as presented in the reconciliation of Net Profit to Adjusted Net Profit differs from the Foreign exchange loss and Foreign exchange gain in the reconciliation of Net Profit to Adjusted EBITDA as the latter includes all the foreign exchange losses/(gains) for the period, while the former only include the foreign exchange loss/(gain) on the US dollar amount, which we received at SPO.

QIWI plc.

Reconciliation of IFRS to Non-IFRS Operating Results

(in millions, except per share data)

	Full year ended (unaudited)
	December 31, 2019	December 31, 2020	December 31, 2020
	RUB(1)	RUB	USD(2)
Revenue (3)	39,336	43,236	585.3

Minus: Cost of revenue (exclusive of depreciation and amortization) (4)	16,160	17,258	233.6

Total Net Revenue	23,176	25,978	351.6

Segment Net Revenue
Payment Services Segment Revenue	34,700	38,490	521.0
PS Payment Revenue(5)	30,736	34,326	464.6
Minus: Cost of PS Payment Revenue (exclusive of depreciation and amortization)(6)	12,633	14,777	200.0

PS Payment Adjusted Net Revenue	18,103	19,549	264.6

PS Other Revenue(7)	3,964	4,164	56.4
Minus: Cost of PS Other Revenue (exclusive of depreciation and amortization)(8)	1,102	1,076	14.6

PS Other Adjusted Net Revenue	2,862	3,088	41.8

Payment Services Segment Net Revenue	20,965	22,637	306.4

Consumer Financial Services Segment Revenue	1,575	1,198	16.2
Minus: Cost of CFS revenue (exclusive of depreciation and amortization)	236	132	1.8

Consumer Financial Services Segment Net Revenue	1,339	1,066	14.4

Rocketbank Revenue	1,339	1,151	15.6
Minus: Cost of Rocketbank revenue (exclusive of depreciation and amortization)	1,829	603	8.2

Rocketbank Net Revenue	(490)	548	7.4

Corporate and Other Category Revenue	1,722	2,397	32.4
Minus: Cost of CO revenue (exclusive of depreciation and amortization)	360	670	9.1

Corporate and Other Category Net Revenue	1,362	1,727	23.4

Total Segment Net Revenue	23,176	25,978	351.6

Net Profit	4,887	8,938	121.0

Plus:
Depreciation and amortization	1,324	1,266	17.1
Other income and expenses, net	91	95	1.3
Foreign exchange (gain)/loss, net	172	224	3.0
Share of loss/(gain) of an associate and a joint venture	(258)	(663)	(9.0)
Interest income and expenses, net	56	99	1.3
Income tax expenses	1,492	2,918	39.5
Offering expenses	79	71	1.0
Loss from sale of Sovest loans’ portfolio	—	712	9.6
Share-based payment expenses	464	43	0.6
Impairment of non-current assets	792	134	1.8

Adjusted EBITDA	9,099	13,837	187.3

Adjusted EBITDA margin	39.3%	53.3%	53.3%

Net profit	4,887	8,938	121.0
Fair value adjustments recorded on business combinations and their amortization(9)	479	337	4.6
Offering expenses	79	71	1.0
Loss on disposal of subsidiary	—	42	0.6
Share-based payment expenses	464	43	0.6
Foreign exchange loss/(gain) from revaluation of cash proceeds received from secondary public offering (10)	130	—	—
Impairment of non-current assets	792	134	1.8
Loss from sale of Sovest loans’ portfolio	—	712	9.6
Effect of taxation of the above items	(152)	27	0.4

Adjusted Net Profit	6,679	10,304	139.5

Adjusted Net Profit per share:

Basic	108.10	165.52	2.24
Diluted	107.27	165.09	2.23

Weighted-average number of shares used in computing Adjusted Net Profit per share
Basic	61,788	62,251	62,251
Diluted	62,264	62,416	62,416

(1)	The results presented in Reconciliation differ from IFRS results due to Rocketbank and Consumer Financial Services results being presented as discontinued operations in IFRS.

(2)	Calculated using a ruble to U.S. dollar exchange rate of RUB 73.8757 to U.S. $1.00, which was the official exchange rate quoted by the Central Bank of the Russian Federation as of December 31, 2020.
(3)	Including revenue from discontinued operations of RUB 3,395 million for the full year ended December 31, 2019 and RUB 2,614 million for the full year ended December 31, 2020.
(4)	Including cost of revenue from discontinued operations of RUB 2,085 million for the full year ended December 31, 2019 and RUB 764 million for the full year ended December 31, 2020.
(5)	PS Payment Revenue represents payment processing fees, which primarily consists of the merchant and consumer fees charged for the payment transactions.
(6)

Cost of PS Payment Revenue (exclusive of depreciation and amortization) primarily consists of transaction costs to acquire payments from our customers payable to agents, mobile operators, international payment systems and other parties.

(7)

PS Other Revenue primarily consists of revenue from fees for inactive accounts and unclaimed payments, interest revenue, revenue from overdrafts provided to agents, rent of space for kiosks, cash and settlement services and advertising.

(8)

Cost of PS Other Revenue (exclusive of depreciation and amortization) primarily consists of direct costs associated with other revenue and other costs, including but not limited to: costs of call-centers and advertising commissions.

(9)	Amortization of fair value adjustments primarily includes the effect of the acquisition of control in Contact and Rapida.
(10)

The Forex loss on SPO funds as presented in the reconciliation of Net Profit to Adjusted Net Profit differs from the Foreign exchange loss and Foreign exchange gain in the reconciliation of Net Profit to Adjusted EBITDA as the latter includes all the foreign exchange losses/(gains) for the period, while the former only include the foreign exchange loss/(gain) on the US dollar amount, which we received at SPO.

QIWI plc.

Other Operating Data

	Three months ended (unaudited)
	December 31, 2019	December 31, 2020	December 31, 2020
	RUB	RUB	USD (1)
Payment Services Segment key operating metrics
Payment volume (billion)(2)	400.5	464.2	6.3

E-commerce	110.6	133.3	1.8
Financial services	81.4	70.1	0.9
Money remittances	156.2	207.3	2.8
Telecom	42.7	35.0	0.5
Other	9.6	18.5	0.3

Payment adjusted net revenue (million)(3)	4,839.5	5,042.2	68.3

E-commerce	2,763.7	2,554.7	34.6
Financial services	332.8	410.6	5.6
Money remittances	1,490.9	1,813.5	24.5
Telecom	192.5	135.9	1.8
Other	59.6	127.5	1.7

Payment Average Adjusted Net Revenue Yield(4)	1.21%	1.09%	1.09%

E-commerce	2.50%	1.92%	1.92%
Financial services	0.41%	0.59%	0.59%
Money remittances	0.95%	0.87%	0.87%
Telecom	0.45%	0.39%	0.39%
Other	0.62%	0.69%	0.69%

Payment Services Segment Net Revenue Yield	1.37%	1.25%	1.25%
Active kiosks and terminals (units)(5)	134,280	113,713	113,713
Active Qiwi Wallet accounts (million)(6)	22.5	18.1	18.1

(1)	Calculated using a ruble to U.S. dollar exchange rate of RUB 73.8757 to U.S. $1.00, which was the official exchange rate quoted by the Central Bank of the Russian Federation as of December 31, 2020.
(2)

Payment Services Segment payment volume by market verticals and consolidated payment volume consist of the amounts paid by our customers to merchants or other customers included in each of those market verticals less intra-group eliminations. The methodology of payment volumes allocation between different market verticals in Contact and Rapida may differ from the methodology used by QIWI. We therefore retain the right to restate the presented volumes, net revenues and net revenue yields data in case the methodology of Contact and Rapida will be brought in conformity with the methodology used by QIWI.

(3)

PS Payment Adjusted Net Revenue is calculated as the difference between PS Payment Revenue and PS Cost of Payment Revenue (excluding D&A). PS Payment Revenue primarily consists of merchant and consumer fees. Cost of PS Payment Revenue primarily consists of commission to agents.

(4)	Payment Average Adjusted Net Revenue Yield is defined as PS Payment adjusted net revenue divided by Payment Services payment segment volume.
(5)

We measure the numbers of our kiosks and terminals on a daily basis, with only those kiosks and terminals being taken into calculation through which at least one payment has been processed during the day, which we refer to as active kiosks and terminals. The period end numbers of our kiosks and terminals are calculated as an average of the number of active kiosks and terminals for the last 30 days of the respective reporting period.

(6)	Active Qiwi Wallet accounts calculated on a yearly basis, i.e. an active account is an account that had at least one transaction within the last 12 months from the reporting date.

QIWI plc.

Other Operating Data

	Full year ended (unaudited)
	December 31, 2019	December 31, 2020	December 31, 2020
	RUB	RUB	USD (1)
Payment Services Segment key operating metrics
Payment volume (billion)(2)	1,488.6	1,616.8	21.9

E-commerce	410.6	476.6	6.5
Financial services	325.6	256.6	3.5
Money remittances	549.1	679.7	9.2
Telecom	165.0	153.9	2.1
Other	38.3	50.0	0.7

Payment adjusted net revenue (million)(3)	18,103.0	19,549	264.6

E-commerce	10,414.8	11,078	150.0
Financial services	1,207.3	1,342	18.2
Money remittances	5,534.2	6,087	82.4
Telecom	721.9	709	9.6
Other	224.7	333	4.5

Payment Average Adjusted Net Revenue Yield(4)	1.22%	1.21%	1.21%

E-commerce	2.54%	2.32%	2.32%
Financial services	0.37%	0.52%	0.52%
Money remittances	1.01%	0.90%	0.90%
Telecom	0.44%	0.46%	0.46%
Other	0.59%	0.67%	0.67%

Payment Services Segment Net Revenue Yield	1.41%	1.40%	1.40%
Active kiosks and terminals (units)(5)	134,280	113,713	113,713
Active Qiwi Wallet accounts (million)(6)	22.5	18.1	18.1

(1)	Calculated using a ruble to U.S. dollar exchange rate of RUB 73.8757 to U.S. $1.00, which was the official exchange rate quoted by the Central Bank of the Russian Federation as of December 31, 2020.
(2)

Payment Services Segment payment volume by market verticals and consolidated payment volume consist of the amounts paid by our customers to merchants or other customers included in each of those market verticals less intra-group eliminations. The methodology of payment volumes allocation between different market verticals in Contact and Rapida may differ from the methodology used by QIWI. We therefore retain the right to restate the presented volumes, net revenues and net revenue yields data in case the methodology of Contact and Rapida will be brought in conformity with the methodology used by QIWI.

(3)

PS Payment Adjusted Net Revenue is calculated as the difference between PS Payment Revenue and PS Cost of Payment Revenue (excluding D&A). PS Payment Revenue primarily consists of merchant and consumer fees. Cost of PS Payment Revenue primarily consists of commission to agents.

(4)	Payment Average Adjusted Net Revenue Yield is defined as PS Payment adjusted net revenue divided by Payment Services payment segment volume.
(5)

We measure the numbers of our kiosks and terminals on a daily basis, with only those kiosks and terminals being taken into calculation through which at least one payment has been processed during the day, which we refer to as active kiosks and terminals. The period end numbers of our kiosks and terminals are calculated as an average of the number of active kiosks and terminals for the last 30 days of the respective reporting period.

(6)	Active Qiwi Wallet accounts calculated on a yearly basis, i.e. an active account is an account that had at least one transaction within the last 12 months from the reporting date.